SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒    ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from                   to

Commission file number 1-36764

A.       Full title of the plan: UBS 401(k) PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS GROUP AG

Bahnhofstrasse 45

CH-8098, Zurich, Switzerland

UBS 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2021 and 2020 and

For the Year Ended December 31, 2021

With Report of Independent Registered Public Accounting Firm

UBS 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2021 and 2010

and Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of UBS 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of UBS 401(k) Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule(s). In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have audited the UBS 401(k) Plan since 1979.

New York, New York

June 28, 2022

UBS 401(k) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2021 and 2020

	2021	2020

ASSETS
Investments, at fair value	$ 8,787,302,038	$ 7,717,275,268
Notes receivable from participants	56,737,078	60,209,430
Investment income receivable	3,049,564	2,418,228
Receivable for securities sold	693,889	1,813,835
Taxes receivable	1,188,123	1,111,173
Contributions receivable
Contributions receivable	3,200,938	2,911,896
Company, net of forfeitures	79,638,800	75,559,222
Total assets	8,931,810,430	7,861,299,052

LIABILITIES
Accrued expenses	5,789,153	4,111,641
Payable for securities purchased	296,196	471,229
Total liabilities	6,085,349	4,582,870

Net assets available for benefits	$8,925,725,081	$7,856,716,182

The accompanying notes are an integral part of these financial statements.

UBS 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2021

2021

ADDITIONS TO NET ASSETS
Investment income
Net appreciation in the fair value of investments	$ 1,000,183,830
Dividend and interest income	132,928,826
Net investment gain	1,133,112,656
Interest income on notes receivable from participants	3,391,197
Contributions
Participants	342,937,133
Company, net of forfeitures	196,223,162
Total contributions	539,160,295
Total additions	1,675,664,148

DEDUCTIONS FROM NET ASSETS
Distributions to participants	595,613,544
Administrative expenses	11,041,705
Total deductions from net assets	606,655,249

Net increase in net assets available for benefits	1,069,008,899

Net assets available for benefits
Beginning of year	7,856,716,182
End of year	$8,925,725,081

The accompanying notes are an integral part of these financial statements.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2021 and 2020

NOTE 1  DESCRIPTION OF THE PLAN

The following description of the UBS 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the provisions of the Plan and detailed definitions of various Plan terms.

Effective December 31, 2014, the UBS Financial Services Inc. 401(k) Plus Plan (the Plus Plan) was merged with the UBS Savings and Investment Plan (the SIP Plan) and formed a single plan named the UBS 401(k) Plan. Effective January 1, 2015, the Plan was amended and restated to reflect the newly formed plan. The assets of the Plus Plan were transferred to the assets of the UBS 401(k) Plan during the period January 1, 2015, through February 28, 2015.

General

UBS AG (the Company) is the Plan sponsor for the Plan. The Plan, a defined-contribution plan, provides retirement benefits to eligible employees of the Company’s United States operations including eligible employees of UBS Americas Holdings LLC and subsidiaries of UBS Americas Holdings LLC. Subject to certain exceptions, all full- and part-time employees on the Company’s U.S. payroll platform are eligible to participate in the Plan upon completion of one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Company’s Plan is administered by the Plan administrator (Head of Benefits Americas Region). Northern Trust Company (the Trustee) is the Plan’s trustee; Alight (formerly Aon Hewitt) is the Plan’s record-keeper; and Mercer serves as the Plan’s investment advisor.

The Plan may invest in mutual funds, common and collective trust funds, money market funds, the UBS Group AG Common Stock (UBS Stock Fund) and short-term investments. In addition to these investment options, the Plan allows participants to maintain Self-Directed Brokerage Accounts.

Plan Amendments

The Plan, as restated for 2020, was amended effective December 28, 2021, for the following:

Section 2.1; the Head of Benefits Americas Region may amend the Plan, subject to certain limitation not applicable hereto

Pursuant to Section 4.05 of Revenue Procedure 2021-30, the Plan may, under certain conditions, all of which are satisfied in this instance, be amended retroactively to conform the terms of the Plan to its prior operation. The Plan was amended:

To retroactively to conform the Plan to prior practices regarding consideration of compensation paid after a participant’s termination of employment in determining the Retirement Contribution made on behalf of such participant; and

To conform the Plan’s hardship provisions to the applicable requirements and options of the Bipartisan Budget Act and related rules and regulations

And plan amendments included the following changes:

1.       Effective January 1, 2018, paragraph (vi) of the definition of “Financial Hardship” in Section 2.1 of the Plan is amended by replacing the parenthetical therein with the following, and deleting “or” at the end thereof: “(determined without regard to Section 165(h)(5) of the Code and whether the loss exceeds 10% of adjusted gross income)”

2.       Effective December 18, 2018, the definition of “Financial Hardship” in Section 2.1 of the Plan is further amended by adding the following new paragraph (vii) to read in its entirety as follows, and renumbering the subsequent paragraph accordingly: “(vii) expenses and losses incurred by the Participant, including loss of income, on account of a disaster declared by the Federal Emergency Management Agency (FEMA), provided that the Participant’s principal residence or principal place of employment at the time of the disaster was located in the designated disaster zone.”

3.       Effective January 1, 2020, the first paragraph of Section 5.5 of the Plan is amended in its entirety to read as follows: “Amount of Retirement Contribution. Each individual who is eligible for a Retirement Contribution under Section 5.4 for a Plan Year shall receive a Retirement Contribution for each applicable Plan Year in accordance with the following applicable schedule, based upon the individual’s Compensation paid solely during the portion of the Plan Year in which such individual was an Eligible Employee (both for purposes of determining whether the Eligible Employee has Compensation greater than $200,000 in the Plan Year, and the percentage of Compensation to be contributed on his behalf; provided, however, that amounts paid to an individual in one or more final paychecks issued and paid after such individual ceases to be an Eligible Employee, as determined by the Plan Administrator on a uniform and nondiscriminatory basis, shall nonetheless be included as Compensation in determining the Retirement Contribution hereunder) and the individual’s attained Period of Service as of the first day of the applicable Plan Year:”

NOTE 1  DESCRIPTION OF THE PLAN (continued)

4.       Effective January 1, 2020, the second paragraph of Section 5.5 of the Plan is further amended in its entirety to read as follows: “Notwithstanding the foregoing, an Eligible Employee who on December 31, 2011 was eligible to receive a Retirement Contribution under the Savings and Investment Plan, and is continuously employed by an Employer after December 31, 2011, shall receive a Retirement Contribution for each applicable Plan Year in accordance with the following applicable schedule, based upon the individual’s Compensation paid solely during the portion of the Plan Year in which such individual was an Eligible Employee (both for purposes of determining whether the Eligible Employee has Compensation greater than $200,000 in the Plan Year, and the percentage of Compensation to be contributed on his behalf; provided, however, that amounts paid to an individual in one or more final paychecks issued and paid after such individual ceases to be an Eligible Employee, as determined by the Plan Administrator on a uniform and nondiscriminatory basis, shall nonetheless be included as Compensation in determining the Retirement Contribution hereunder) and the individual’s attained Period of Service as of the first day of the applicable Plan Year:”

5.       Effective January 1, 2015, Section 5.5 of the Plan is further amended by adding the following new paragraph to the end: “For purposes of determining the Retirement Contribution under this Section 5.5 for Plan Years beginning January 1, 2015 and ending December 31, 2019, the Compensation of any individual who was eligible to receive a Retirement Contribution under Section 5.4 shall include amounts paid within no more than 2 ½ months after such individual’s termination date in determining the amount of the Retirement Contribution hereunder.”

6.       Effective January 1, 2015, solely by way of clarification, Section 5.5 of the Plan is further amended by adding the following new paragraph to the end thereto (as determined after this amendment): “Compensation paid after the termination date of any individual that will be considered in determining the Retirement Contribution on behalf of such individual, pursuant to the foregoing provisions, shall be determined under uniform rules established by the Plan Administrator, and in accordance with such systems and procedures as the Plan Administrator may from time to time adopt.”

7.       Effective January 1, 2019, Section 9.3(b) is amended to read in its entirety, as follows: “(b) Purpose for Hardship Withdrawal. Hardship withdrawals shall be limited to the amount necessary to satisfy the Financial Hardship of the Participant and any amounts necessary to pay any federal, state or local income taxes or penalties reasonably anticipated to result from such withdrawal and not reasonably available from other resources. In determining whether a request for a withdrawal from the Plan is necessary to satisfy a Financial Hardship of the Participant, the following requirements must be satisfied: (i) the Participant has obtained all other currently available distributions (but not hardship withdrawals) under the Plan and all other plans of deferred compensation, whether qualified or nonqualified, maintained by the Company and all nontaxable loans (determined at the time a loan is made) available under the Plan and all other plans of the Company; (ii) the Participant has provided to the Plan Administrator a representation in writing that he has insufficient cash or other liquid assets reasonably available to satisfy the need, and (iii) the Plan Administrator does not have actual knowledge that is contrary to such written representation.”

The Plan is now amended and restated as of January 1, 2020 to (i) incorporate all previous amendments since the last restatement; (ii) provide for lump sum distributions as the sole form of benefit; (iii) remove certain restrictions on withdrawals of grandfathered subaccounts in the Plan; (iv) clarify the administration of accounts of missing participants; (v) provide that forfeitures may be used to pay administrative expenses; (vi) incorporate certain provisions of the Setting Every Community Up For Retirement Enhancement Act of 2019 (the “SECURE Act”), and the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”); and (vii) make certain other desired changes. Any strictly required provisions of the SECURE Act and the CARES Act not described in this restatement of the Plan are hereby deemed incorporated by reference.

The Plan was amended with respect to Before-Tax Contributions and After-Tax Contributions (including Roth Contributions) made on or after January 1, 2018, Matching Contributions will be limited as follows (regardless of the level of Company or Affiliated Employer profit in the applicable Plan Year) for any Participant who is eligible for Matching Contributions in the applicable Plan Year: (i) for the Plan Year ending December 31, 2018, Matching Contributions will be limited to $4,500; (ii) for the Plan Year ending December 31, 2019, Matching Contributions will be limited to $5,850; and

(iii) for the Plan Year ending December 31, 2020, and each Plan Year thereafter, Matching Contributions will be limited to $8,000. In addition, Matching Contributions for any such Participant with respect to a Plan Year shall not exceed 100% of such Participant’s Before-Tax Contributions and After-Tax Contributions (including Roth Contributions) up to 6% of Compensation.”

In addition, effective with respect to Compensation paid in Plan Years beginning on or after January 1, 2018, each individual who is eligible for a Retirement Contribution under Section 5.4 for a Plan Year (including an Eligible Employee who on December 31, 2011 was eligible to receive a Retirement Contribution under the Savings and Investment Plan, and is continuously employed by an Employer after December 31, 2011) shall receive a Retirement Contribution for each applicable Plan Year in accordance with the following applicable schedule, based upon the individual’s Compensation paid solely during the portion of the Plan Year in which such individual was an Eligible Employee (both for purposes of determining whether the Eligible Employee has Compensation greater than $200,000 in the Plan Year, and the percentage of Compensation to be contributed on his behalf) and the individual’s attained Period of Service as of the first day of the applicable Plan Year:

NOTE 1  DESCRIPTION OF THE PLAN (continued)

SCHEDULE A: ELIGIBLE PARTICIPANTS WITH COMPENSATION NO MORE THAN $200,000 IN PLAN YEAR
Number of Years in the Period of Service as of the First Day of the Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution
less than 10	2.0
10, but less than 15	3.0
15 or more	3.5

SCHEDULE B: ELIGIBLE PARTICIPANTS WITH COMPENSATION GREATER THAN $200,000 IN PLAN YEAR
Number of Years in the Period of Service as of the First Day of the Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2018 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2019 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2020 Plan Year and thereafter
less than 10	2.0	2.0	2.0
10 or more	3.0	2.5	2.0

The Plan is hereby amended as follows, effective as of January 1, 2017 unless otherwise indicated below:

1.       Section 3.3(d) of the Plan is revised to read as follows:

"(f) Any Employee who is employed by an Employer and is classified by the Employer as an "intern" shall become an Eligible Employee upon completion of at least a five (5) consecutive month Period of Service. For the avoidance of doubt, the above rule regarding completion of at least a five (5) consecutive month Period of Service shall apply to any Employee who is employed by an Employer as part of the "career comeback program" or any similar program regardless of whether the Employee is classified as an "intern."

2.       Effective January 1, 2016, a new Section 7.5(d) is added to the Plan that reads as follows:

"(d) N2 Transaction. With respect to an individual who became an Employee as part of the Group Technology/Group Infrastructure CIO function between August 10, 2015 and March 7, 2016 upon closing of the N2 transaction, the individual's period of service with Computer Science Corporation and/or AT&T which ended immediately prior to the closing of the N2 transaction shall be included in determining the individual's Period of Service for purposes of determining the individual's vesting under Section 7.4."

Effective January 1, 2016, a new Section 7.5(e) is added to the Plan that reads as follows:"(e) Allegis.  With respect to an individual from Allegis who became an Employee as part of the Professional Recruiting or Campus Recruiting (Junior Talent) function from March 21, 2016 through June 27, 2016, the individual's period of service with Allegis which ended immediately prior to becoming an Employee shall be included in determining the individual's Period of Service for purposes of determining the individual's vesting under Section 7.4."

NOTE 1  DESCRIPTION OF THE PLAN (continued)

3.       Effective January 1, 2017, a new Section 7.5(f) is added to the Plan that reads as follows:

"(f) AT&T Services Inc.  With respect to an individual from AT&T Services Inc. who became an Employee as part of the Group Technology/Group Infrastructure CIO function from August 1, 2017 to August 8, 2017, the individual's period of service with AT&T Services Inc. which ended immediately prior to becoming an Employee shall be included in determining the individual's Period of Service for purposes of determining the individual's vesting under Section 7.4."

4.       Effective January 1, 2017, a new Section 7.5(g) is added to the Plan that reads as follows:

"(g) Accenture LLP. With respect to an individual from Accenture LLP who became an Employee as part of the Group Corporate Communications Americas function on October 2, 2017, the individual's period of service with Accenture LLP which ended immediately prior to becoming an Employee shall be included in determining the individual's Period of Service for purposes of determining the individual's vesting under Section 7.4."

5.       Effective January 1, 2018 Section 8.1(a) of the Plan is revised to read as follows:

(a)      Eligibility For Distribution.  Following the occurrence of (i) a Participant’s Severance Date for any reason other than death, or (ii) the Participant’s Disability, the Participant shall be entitled to affirmatively elect to receive a distribution of his Vested Account Balance. A Participant may make a separate distribution election with respect to amounts held in his Roth Contributions Account, provided that (i) in no event may a Participant take a partial distribution from his Roth Contributions Account, and (ii) in the event a Participant makes a separate distribution election with respect to amounts in his Roth Contributions Account, such amounts must be distributed or commence to be distributed at the same time or before the remainder of his Vested Account.

The Plan was amended effective January 1, 2018, as follows:

1.       Section 2.1 of the Plan is amended by adding the following paragraph to the end of the definition of “Disability” thereof:

Effective with respect to an Employee who becomes a Participant on or after January 1, 2018, ‘Disability’ means a physical or mental condition that results in a total and permanent disability that entitles the Participant to receive Social Security disability benefits based upon a determination by the Social Security Administration.”

2.       Section 5.5 of the Plan is amended by deleting the first sentence of the third paragraph thereof and replacing such first sentence with the following:

“Effective with respect to Compensation paid in Plan Years beginning on or after January 1, 2018, each individual who is eligible for a Retirement Contribution under Section 5.4 for a Plan Year shall receive a Retirement Contribution for each applicable Plan Year in accordance with the following applicable schedule, based upon the individual’s Compensation paid solely during the portion of the Plan Year in which such individual was an Eligible Employee (both for purposes of determining whether the Eligible Employee has Compensation greater than $200,000 in the Plan Year, and the percentage of Compensation to be contributed on his behalf) and the individual’s attained Period of Service as of the first day of the applicable Plan Year:”

NOTE 1  DESCRIPTION OF THE PLAN (continued)

3.       Section 5.5 of the Plan is further amended by adding the following to the end thereof:

“Notwithstanding the foregoing, an Eligible Employee who on December 31, 2011 was eligible to receive a Retirement Contribution under the Savings and Investment Plan, and is continuously employed by an Employer after December 31, 2011, shall receive a Retirement Contribution for each applicable Plan Year in accordance with the following applicable schedule, based upon the individual’s Compensation paid solely during the portion of the Plan Year in which such individual was an Eligible Employee (both for purposes of determining whether the Eligible Employee has Compensation greater than $200,000 in the Plan Year, and the percentage of Compensation to be contributed on his behalf) and the individual’s attained Period of Service as of the first day of the applicable Plan Year:

SCHEDULE A: ELIGIBLE PARTICIPANTS WITH COMPENSATION NO MORE THAN $200,000 IN PLAN YEAR
Number of Years in the Period of Service as of the First Day of the Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2018 Plan Yearr	Percentage of Compensation to be Contributed as Retirement Contribution in 2019 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2020 Plan Year and thereafter
less than 10	3.0	2.5	2.0
10, but less than 15	3.0	3.0	3.0
15 or more	3.5	3.5	3.5

SCHEDULE B: ELIGIBLE PARTICIPANTS WITH COMPENSATION GREATER THAN $200,000 IN PLAN YEAR
Number of Years in the Period of Service as of the First Day of the Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2018 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2019 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2020 Plan Year and thereafter
less than 10	3.0	2.5	2.0
10 or more	3.0	2.5	2.0

Any such Eligible Employee who was eligible to receive a Retirement Contribution under the Savings and Investment Plan on December 31, 2011, but is not continuously employed by an Employer beginning after December 31, 2011, shall receive a Retirement Contribution equal to the applicable percentage of Compensation listed in the schedule applicable to Eligible Employees who were not eligible to receive a Retirement Contribution under the Savings and Investment Plan on December 31, 2011 for each Plan Year after his reemployment with an Employer that he or she is entitled to a Retirement Contribution under Section 5.4. Employment with a non-participating Affiliated Employer is not considered employment with an Employer for purposes of this Section 5.5.”

NOTE 1  DESCRIPTION OF THE PLAN (continued)

4.       Section 8.8 of the Plan is amended by inserting the following sentence after the third sentence therein:

“Any distribution to a Distributee who is not the surviving Spouse of the Participant may only be transferred in a direct trustee-to-trustee transfer to an individual retirement account or annuity under Sections 408(a) and (b) of the Code established for the purpose of receiving such distribution and which will be treated as an inherited IRA pursuant to the provisions of Code Section 402(c)(11), if such distribution otherwise meets the requirements set forth in this Section 8.8. Such direct rollover of a distribution by a nonspouse Distributee shall be treated as an eligible rollover distribution only for purposes of Code Section 402(c).”

5.       Section 10.11 of the Plan is amended by adding the following paragraph to the end thereof to read in its entirety as follows:

“(d) Solely with respect to an individual who was a Participant in the Plan on or before December 31, 2017, the determination of a Disability claim or an appeal of a denied Disability claim filed (i) on or after January 18, 2017 and on or before April 18, 2018, shall be made in accordance with DOL Regulations section 2560.503-1(p)(4); and (ii) on or after April 19, 2018, shall be made in accordance with applicable DOL Regulations under section 2560.503-1.”

6.       Section 11.3 of the Plan is amended by deleting paragraph (d) therein in its entirety, and redesignating the subsequent paragraph accordingly.

Administrative Expenses

The Plan’s administrative expenses are paid by the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan or the Company include recordkeeping, trustee, legal, audit, and investment consulting fees. Administrative fees (recordkeeping fees) associated with Self-directed mutual fund window are paid by the plan participants that invest in the Self-directed window. Expenses related to the Plan’s investments (investment management fees and commissions) are charged to the specific Plan’s investments fund to which the expense relates. For the years ended December 31, 2021 and 2020 the Plan administration fees (including fees associated with the self-directed window) were charged to participants’ accounts after one full calendar year of being a terminated employee, beneficiaries or alternate payees

Participant Contributions

A participant’s contributions can consist of “pre-tax contributions,” which reduce the participant’s taxable compensation and “after-tax contributions/401(k) Roth contributions,” which do not reduce a participant’s taxable compensation, and “rollovers,” which are transfers from other tax-qualified retirement plans.

Plan participants may elect to contribute to the Plan on a pre-tax, after-tax, and/or Roth basis, an amount ranging from 1% to 85% of their eligible compensation, including from 1% to 85% of their discretionary annual incentive bonus, subject to the maximum allowable contribution limit established by the Code. The maximum allowable combined pre-tax and Roth 401(k) contributions was $19,500 for 2021 As a result of the Economic Growth and Tax Relief Reconciliation Act, the maximum allowable combined pre- tax and Roth 401(k) contributions for participants who attained age 50 on or before December 31, 2021 was $26,000. These limits are subject to change in future years to be consistent with IRS limitations.

Subject to certain limitations, the Company contributes an amount (the Company Match) up to 100% of the first 6% of each participants eligible annual compensation which the participant contributes to the Plan for Plan years starting in 2017. The Plan had a $3,000 annual maximum limit for 2017 and $4,500 for 2018, 5,850 for 2019 and $8,000 for 2020 and thereafter. There is a three-year cliff vesting requirement and an end of year employment requirement on the Company Match.

NOTE 1  DESCRIPTION OF THE PLAN (continued)

Company Contributions

The Company uses pre-tax, Roth 401(k), and after-tax contributions in determining the amount of the Company’s matching contribution for each participant. For Plan years beginning in 2017, the Company Match was calculated by multiplying each participant's pre-tax, Roth 401(k) and after-tax contributions (up to 6% of eligible compensation) by 100% and is limited to $3,000 on an annual basis. Company Match contributions are contributed on a payroll basis based on the participants contributions and year to date annual eligible retirement earnings. For 2018, the annual Company Match was limited to $4,500, for 2019 the annual Company Match is $5,850 and for 2020 and thereafter the annual Company Match is $8,000.

Company Match contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections.

The Company also provides a Retirement Contribution (basic profit-sharing contribution) equal to a percentage of the participant’s eligible compensation based on the participant’s years of service with the Company as of the beginning of the plan year and their eligible compensation. The Plan has a three-year cliff vesting requirement and an end of year employment requirement on the Company contribution.

The Qualified Deferred Payment (QDP) feature is a supplemental profit-sharing contribution provided to participants who satisfy certain eligibility requirements. The contribution amount is based on a participant’s age at the beginning of the plan year. QDP contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections.

If a participant has not selected his or her investment elections, the Company Contributions are invested in the age-appropriate Vanguard Target Date Retirement Fund, the default investment option. The determination of the Target Date Fund is based on the participant’s year of birth.

Participant Accounts

Under the Plan, each participant has two accounts—an employee account (Employee Account) and a company account (Company Account). The Company Account is funded; per payroll for the Company Match, annually for the Company Retirement Contribution and, per specific payrolls for the QDP. The participant can change their investment elections for Company Contributions (Company Match, Company Retirement Contribution, and QDP) as well as their own contributions (pre-tax, 401(k) Roth and After-tax) at any time. In addition, they can make different investment elections for their Company Contributions, before-tax contributions, Roth 401(k) contributions and after-tax contributions.

The participant’s Employee Account reflects any contributions made by the participant (such as before-tax contributions, Roth 401(k) and after-tax contributions), in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions.

The participant’s Company Account reflects his/her share of the Company’s contributions from the Company match, the Company retirement contribution, and the QDP for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these Company contributions.

Vesting

Participants are fully vested in their Employee Account. A participant becomes 100% vested in his or her Company Account after three years of service, or, while in service as an employee: attaining age 65, attaining age 55 with 10 years of service, becoming totally and permanently disabled, or upon death.

Forfeited Accounts

Forfeited balances of terminated participants’ unvested Company Accounts contributions are used to reduce the Company’s total contributions to the Plan. For the years ended December 31, 2021 and 2020 total forfeitures of $$13,331,846 and $7,746,436 respectively were used to reduce the Company contributions. The remaining balances in the forfeiture account as of December 31, 2021 and December 31, 2020, were $2,651,261 and $5,595,170 respectively.

NOTE 1  DESCRIPTION OF THE PLAN (continued)

Payment of Benefits

Upon the termination of employment for any reason, including death, a participant or his or her beneficiary may receive a distribution of the entire vested account balance, which is generally a lump-sum cash payment. However, if any portion of such participant’s account is invested in the UBS Stock Fund, then the participant may elect to receive such portion in UBS shares. If the account balance is greater than $1,000, the participant may elect to defer the lump-sum distribution until a date not to extend beyond April 1 of the year following the year that the participant attains age 70 1/2. Note age has changed to 72 for 2020.

A participant may elect to withdraw all or part of their account balance after attaining age 59 1/2, as provided by the Plan.

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the Plan’s provisions. Withdrawals of pre- tax contributions, Roth 401(k), or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Notes Receivable from Participants

Notes receivable from participants represent participant loans which are permitted under certain conditions provided for by the Plan. Participants can borrow up to the lesser of 50% of their vested account balance or $50,000. The $50,000 limit is reduced by the excess of the participant’s highest outstanding loan balance from his or her account during the 12-month period before the loan is made (even if repaid) over the participant’s outstanding loan balance on the date the loan is made. The loan repayment shall not exceed a five-year period, except for loans related to the purchase of a primary residence. These loans shall not exceed 25 years. The interest rates on the loans range from 5.25% to 10.50%. All loans, including interest, are to be repaid in level amounts through payroll deductions to be no less frequent than quarterly over the life of the loan

Plan Termination

The Company has not expressed any intent to terminate the Plan, although it reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity of the Company, each participant affected shall become fully vested in his/her Company Account. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in a manner determined by the Company.

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Payment of Benefits

Benefits to participants are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Investments and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 3 for a discussion of fair value measurement).

New Accounting Pronouncement

In July 2018, the Financial Accounting Standard Board issued Accounting Standards Update 2018-14 Compensation—Retirement Benefits—Defined Benefit Plans— General (Subtopic 715-20). The Accounting Standard Update 2018-14 contains several amendments to the disclosure requirements for employers that sponsor defined benefit pension and other post-retirement plans. The objective of the amendments is to improve the effectiveness of disclosures in the notes to financial statements. Several disclosure requirements that are no longer considered cost beneficial are removed, specific disclosure requirements are clarified, and certain disclosures are added. ASU 2018-14 was effective for year end 2020 and it relates primarily to the reporting by a defined benefit plan and is not applicable for the Plan.

On August 28, 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The amendments in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of ASU 2018-13. The Company adopted the standard on its mandatory effective date on January 1, 2020. The impact of the Company’s adoption was limited to changes in the Company’s financial statement disclosures regarding fair value measurement, primarily those disclosures related to disclosure of the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements, when applicable. As these amendments relate to disclosures, the adoption did not have an impact on the Plan’s financial statements.

NOTE 3  FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instruments.

Level 1:   Inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:   Inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly.

Level 3:   Unobservable inputs for the financial instrument

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Mutual funds: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

Common and collective trust funds: Funds that are actively traded on an exchange are priced at the NAV of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

Self Directed Brokerage Accounts: Mutual funds and money market funds valued at the list price at NAV of shares held by the Plan at the valuation date.

Money market funds: Funds record their corresponding value at $1 NAV. Investments are valued at amortized cost unless this would not represent fair value.

UBS Stock Fund: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

Common Stock: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

Preferred Stock: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

Real Estate Fund: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

Participatory Note: Participatory notes are issued by registered FII to overseas investment and transferable by endorsement and delivery.

Short-term investments: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between levels in 2021 and 2020.

NOTE 3  FAIR VALUE MEASUREMENT (Continued)

At December 31, 2021, the investments held by the Plan within the fair value hierarchy are as follows:

	Investments at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 3,199,900	—	—	$3,199,900
Self Directed Brokerage Account	1,494,697,613	—	—	1,494,697,613
UBS Stock Fund	224,113,049	—	—	224,113,049
Common Stocks	1,856,736,666	—	—	1,856,736,666
Preferred Stock	3,125,005	—	—	3,125,005
Real Estate Funds	27,914,251	—	—	27,914,251
Participatory Note	—	3,750,238	—	3,750,238
	$3,609,786,484	$3,750,238	$ —	$3,613,536,722
Investments measured at NAV:
Money market funds(a)				$393,600,861
Short-term investment funds(b)				34,336,657
U.S. equity funds(c)				1,440,071,967
Non-U.S. equity funds(c)				418,508,779
U.S. bond funds(d)				591,425,926
Non-U.S. bond funds(e)				32,996,445
Target date funds(f)				2,262,824,681
Total investments, at NAV				$5,173,765,316
Total investments at fair value				$8,787,302,038

At December 31, 2020, the investments held by the Plan within the fair value hierarchy are as follows:

Certain amounts have been reclassified to fit the 2021 financial statement presentation.

	Investments at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$75,371,217	—	—	$75,371,217
Self Directed Brokerage Account	1,382,025,812	—	—	$1,382,025,812
UBS Stock Fund	184,093,030	—	—	$184,093,030
Common Stocks	1,567,110,805	—	—	1,567,110,805
Preferred Stock	372,254	—	—	372,254
Real Estate Funds	23,613,119	—	—	23,613,119
Participatory Note	—	4,100,276	—	4,100,276
	$3,232,586,237	$4,100,276	$ —	$ 3,236,686,513
Investments measured at NAV:
Money market funds(a)				$ 448,231,872
Short-term investment funds(b)				40,840,596
U.S. equity funds(c)				1,093,172,489
Non-U.S. equity funds(c)				303,142,115
U.S. bond funds(d)				590,506,388
Non-U.S. bond funds(e)				36,913,016
Target date funds(f)				1,967,782,279
Total investments, at NAV				$4,480,588,755
Total investments at fair value				$7,717,275,268

(a)  Money market funds are designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills, and various short-term debt instruments.

(b) Short-term investment funds invest in short-term fixed-income securities and other securities with debt-like characteristics emphasizing short-term maturities and high quality. Under normal circumstances, there are no redemption restrictions; redemptions can be made daily with no notice period required. Plan sponsor-initiated activity may require 15 days prior written notice for the short-term investment funds.

(c) Equity common/collective trust funds seek to maintain portfolio diversification and approximate the risk and return characterized by certain equity indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 to 15 days.

(d) U.S. bond common/collective trust funds seek to maintain an overall diversified portfolio whose investment return matches the performance of certain bond indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.

(e) Non-U.S. bond common/collective trust funds seek to provide investment returns of a diversified portfolio of international government bonds and match the performance of an index. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.

(f)   Target date common/collective trust funds are pre-mixed portfolios of diversified assets (stocks, bonds and other investments). They are designed for participants who expect to retire in or close to the target year stated in each option’s name. With the exception of the Target Retirement Income Fund, over time, the portfolio mix of each fund will gradually shift to more fixed income securities as the target year approaches. Upon reaching the target year, the fund will be blended into the Target Retirement Income Fund, which is designed to provide those participants who are withdrawing money from the Plan with an appropriate blend of growth, income and inflation protection. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 days.

The above provides a general description of the investments. Participants should refer to the Investment Options Guide for information on the investment objectives and strategy of each investment option.

NOTE 4  RISKS AND UNCERTAINTIES

The Plan invests in several investment instruments that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is quite possible for the value of investment securities to change in the near term. The changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 5  RELATED-PARTY TRANSACTIONS

For the year ended December 31, 2021, the Plan makes certain investments through the Trust, which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. They are as follows:

–     Notes receivable from participants are considered to be party-in-interest transactions.

–     Investments in certain funds sponsored by UBS Asset Management, a wholly owned subsidiary of the Plan sponsor, are considered to be party-in-interest transactions. The Plan offers UBS mutual funds, a collective investment trust, and a separately managed account as part of the investment fund line-up.

–     The Plan invests in common stock of UBS Group AG. These transactions qualify as party-in-interest transactions. The Plan received a total common stock dividends payment of $ 4,788,926 for 2021.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays certain other administrative expenses on the Plan’s behalf. The foregoing transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

Note 6  TAX STATUS

The Plan is a result of the merger and renaming of the SIP Plan and the Plus Plan, effective January 1, 2015. Both the SIP Plan and the Plus Plan have a current favorable determination letter issued by the IRS, dated July 29, 2014 and September 9, 2014, respectively, stating that the SIP Plan and the Plus Plan are qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.

The IRS announced in 2015 (in its Announcement 2015-19) that it is discontinuing the determination letter program, except in certain limited circumstances. However, it subsequently noted (in Notice 2016-03) that determination letters issued prior to January 4, 2016, in response to a timely submission will no longer have an expiration date. Thus, the favorable letters issued to the SIP Plan and the Plus Plan continues to be entirely valid on an ongoing basis.

Although the Plus Plan no longer exists by reason of its merger into the Plan, the favorable determination letter issued to it still constitutes evidence that it was qualified as to form on the date of merger.

The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

In addition, UBS AG (the Plan Sponsor) and fiduciaries (as applicable) continue to routinely consult with outside benefits counsel and other appropriate third parties to ensure that (i) required amendments to the Plan are adopted on a timely basis, and (ii) any discretionary amendments to the Plan conform to all applicable legal requirements. In the absence of a determination letter program, this sort of ongoing due diligence will necessarily replace formal regulatory approval from the IRS for all sponsors of all qualified retirement plans in the United States. If the IRS were ever to re-open the determination letter program in whole or in part, the Plan sponsor would avail itself of that option. From the perspective of operational compliance, the suspension of the determination letter program has no implications, since a favorable letter only applies to the form of a plan document. However, the Plan’s sponsor (as settlor) and fiduciaries continue to take all appropriate steps in accordance with their respective roles to safeguard the qualified status of the Plan as a matter of operation.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

Note 7  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of:

	December 31,
	2021	2020
Net assets available for benefits per the financial statements	$8,925,725,081	$7,856,716,182
Less: Benefits payable to participants	(3,348,450)	(2,693,221)
Net assets available for benefits per Form 5500	$8,922,376,631	$7,854,022,961

The accompanying financial statements present benefits distributions to participants on cash basis. The Form 5500 requires benefits distributions to be reported as a benefits payable in the plan year. Therefore, the adjustment from cash basis to accrual basis for benefits distributions represents a reconciling item.

The following is a reconciliation of net increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2021:

Net increase/(Decrease) in net assets available for benefits per the financial statements	$1,069,008,899
Add: Benefits payable to participants at December 31,2020	2,693,221
Less: Benefits payable to participants at December 31,2021	(3,348,450)
Net increase/(Decrease) in net assets per Form 5500	$1,068,353,670

NOTE 8  SUBSEQUENT EVENTS

Management has evaluated its subsequent event disclosure through the date the Plan’s financial statements are available to be issued and notes there are no subsequent events.

SUPPLEMENTAL SCHEDULE

UBS 401(K) PLAN

EIN: 13-2638166

Plan #: 002

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

As of December 31, 2021

Security Description / Asset ID	Share / Par Value	Historical Cost	Current Value
Non-Interest Bearing Cash - USD
BRL - Brazilian real	-0.130	-0.13	-0.13
CAD - Canadian dollar	-14,716.140	-14,539.45	-14,716.14
CHF - Swiss franc	70,434.220	70,096.05	70,434.22
CNH - HK offshore Chinese Yuan Renminbi	17,443.740	17,105.33	17,443.74
DKK - Danish krone	-14.490	-14.44	-14.49
EUR - Euro	0.850	0.85	0.85
GBP - British pound sterling	0.840	0.84	0.84
HKD - Hong Kong dollar	0.110	0.11	0.11
MXN - Mexican peso	5.740	5.96	5.74
SEK - Swedish krona	-36.320	-36.37	-36.32
SGD - Singapore dollar	0.010	0.01	0.01
ZAR - South African rand	25.480	28.27	25.48
Total - all currencies	5,638,420.000	72,647.03	73,143.91
USD - United States dollar	-4,650,071.090	-4,650,071.09	-4,650,071.09
Total - all currencies		-4,650,071.09	-4,650,071.09
Total Non-Interest Bearing Cash - USD		-4,577,424.06	-4,576,927.18

Receivables - Other - USD
Pending foreign exchange purchases: United States dollar	0.000	122,938.60	122,938.60
Pending trade sales: Canadian dollar	0.000	14,510.10	14,716.87
Pending trade sales: Euro	0.000	110,575.26	110,784.71
Pending trade sales: Japanese yen	0.000	12,745.04	12,701.87
Pending trade sales: United States dollar	0.000	679,172.31	679,172.31
Total - all currencies		939,941.31	940,314.36
Total Receivables - Other USD		939,941.31	940,314.36

Interest Bearing Cash - USD
USD - United States dollar	653,460.010	653,460.01	653,460.01
Total - all currencies		653,460.01	653,460.01
Total Interest Bearing Cash - USD		653,460.01	653,460.01

Corporate Stock - Preferred
Germany - EUR
PORSCHE AUTO HL SE NON VTG PRF NPV SEDOL: 7101069	4,091.000	362,089.48	388,186.72
VOLKSWAGEN AG NON VTG PRF NPV SEDOL: 5497168	13,560.000	2,599,462.33	2,736,818.57
Total Germany - EUR		2,961,551.81	3,125,005.29
Total Corporate Stock - Preferred		2,961,551.81	3,125,005.29

Corporate Stock - Common
Belgium - EUR
ARGEN X SE SEDOL: BNHKYX4	128.000	37,528.15	45,895.58
UCB NPV SEDOL: 5596991	32,195.000	3,570,864.08	3,674,030.06
Total Belgium - EUR		3,608,392.23	3,719,925.64
Canada - CAD
CANADIAN PACIFIC R COM NPV SEDOL: 2793115	60,700.000	3,664,995.02	4,371,995.41
KINAXIS INC COM NPV SEDOL: BN85P68	13,400.000	1,920,068.90	1,881,187.51
Total Canada - CAD		5,585,063.92	6,253,182.92
Canada - USD
CAMECO CORP COM CUSIP: 13321L108	121,688.000	925,812.83	2,654,015.28
FIRSTSERVICE CORP COM NPV CUSIP: 33767E202	9,943.000	887,125.28	1,953,501.21
RITCHIE BROS AUCTIONEERS INC COM CUSIP: 767744105	32,507.000	1,341,357.68	1,989,753.47
SHOPIFY INC CL A SHOPIFY INC SEDOL: BXDZ9Z0	1,281.000	1,547,732.98	1,764,436.59
Total Canada - USD		4,702,028.77	8,361,706.55
China - USD
ADR PROSUS N.V. ADR NASPERS NEWCO-ADR CUSIP: 74365P108	270,219.000	4,818,127.15	4,488,337.59
Total China - USD		4,818,127.15	4,488,337.59
Denmark - DKK
GENMAB AS DKK1 SEDOL: 4595739	1,188.000	216,859.84	477,724.86
Total Denmark - DKK		216,859.84	477,724.86
Denmark - USD
ADR ASCENDIS PHARMA A/S SPONSORED ADR SEDOL: BV9G6B8	18,035.000	2,632,888.77	2,426,248.55
Total Denmark - USD		2,632,888.77	2,426,248.55

Security Description / Asset ID	Share / Par Value	Historical Cost	Current Value
Corporate Stock - Common (continued)
France - EUR
AIR LIQUIDE(L') EUR5.50 SEDOL: B1YXBJ7	26,118.000	3,455,347.98	4,553,817.55
AIRBUS SE EUR1 SEDOL: 4012250	18,640.000	2,436,961.63	2,381,741.02
BNP PARIBAS EUR2 SEDOL: 7309681	77,912.000	4,570,291.11	5,384,315.35
CAPGEMINI EUR8 SEDOL: 4163437	25,373.000	4,881,213.74	6,218,075.52
LVMH MOET HENNESSY LOUIS VUITTON SE EUR0.30 SEDOL: 4061412	385.000	306,182.37	318,296.63
Total France - EUR		15,649,996.83	18,856,246.07
France - USD
ADR SAFRAN ADR CUSIP: 786584102	219,875.000	7,179,580.28	6,725,976.25
Total France - USD		7,179,580.28	6,725,976.25
Germany - EUR
ALLIANZ SE NPV(REGD)(VINKULIERT) SEDOL: 5231485	14,267.000	3,549,841.74	3,369,003.76
AUTO1 GRP NPV SEDOL: BL5C4C7	6,936.000	394,601.58	153,335.33
BAYERISCHE MOTOREN WERKE A G COM SEDOL: 5756029	18,214.000	1,779,176.22	1,832,890.10
BRENNTAG SE NPV SEDOL: B4YVF56	35,568.000	3,127,120.44	3,218,846.59
DEUTSCHE BOERSE AG NPV(REGD) SEDOL: 7021963	30,139.000	2,765,191.66	5,041,716.37
DEUTSCHE POST AG NPV(REGD) SEDOL: 4617859	77,205.000	4,781,432.68	4,964,072.66
DEUTSCHE TELEKOM NPV(REGD) SEDOL: 5842359	238,387.000	3,930,177.49	4,418,827.74
MTU AERO ENGINES A NPV (REGD) SEDOL: B09DHL9	6,627.000	1,641,259.31	1,351,998.81
SIEMENS AG NPV(REGD) SEDOL: 5727973	19,404.000	2,286,326.31	3,369,072.18
Total Germany - EUR		24,255,127.43	27,719,763.54
India - USD
RELIANCE INDS SPON GDR EACH RP 2 ORD 144A SEDOL: B16CYP9	30,610.000	1,462,666.08	1,957,509.50
Total India - USD		1,462,666.08	1,957,509.50
Ireland - USD
ICON PLC COM SEDOL: B94G471	9,113.000	2,546,268.55	2,822,296.10
Total Ireland - USD		2,546,268.55	2,822,296.10
Israel - USD
ADR NICE LTD SPONSORED ADR SEDOL: 2639736	29,737.000	5,282,045.30	9,028,153.20
KORNIT DIGITAL LTD COMMON STOCK CUSIP: M6372Q113	8,361.000	1,420,456.12	1,272,962.25
WIX.COM LTD COM ILS0.01 CUSIP: M98068105	8,245.000	663,317.88	1,300,978.55
Total Israel - USD		7,365,819.30	11,602,094.00
Italy - EUR
INTESA SANPAOLO NPV SEDOL: 4076836	904,450.000	2,455,110.78	2,338,901.44
Total Italy - EUR		2,455,110.78	2,338,901.44
Japan - JPY
HOYA CORP NPV SEDOL: 6441506	15,471.000	1,890,846.69	2,298,717.47
SONY GROUP CORPORA NPV SEDOL: 6821506	27,600.000	2,375,328.44	3,469,323.95
TOYOTA INDUSTRIES NPV SEDOL: 6900546	12,300.000	1,054,046.24	981,607.40
Total Japan - JPY		5,320,221.37	6,749,648.82
Korea, Republic of - USD
COUPANG INC CL A CL A SEDOL: BNYHDF3	86,165.000	3,330,340.73	2,531,527.70
Total Korea, Republic of – USD		3,330,340.73	2,531,527.70
Netherlands - EUR
ING GROEP N.V. EUR0.01 SEDOL: BZ57390	237,231.000	2,969,533.70	3,302,636.02
KONINKLIJKE DSM NV EUR1.50 SEDOL: B0HZL93	27,167.000	3,605,246.86	6,117,074.53
KONINKLIJKE PHILIP EUR0.20 SEDOL: 5986622	36,880.000	1,749,731.96	1,374,162.15
Total Netherlands - EUR		8,324,512.52	10,793,872.70
Netherlands - USD
ADR ARGENX SE SPONSORED ADS SEDOL: BDVLM39	14,680.000	3,656,021.63	5,140,789.20
ADR ASML HLDG NV NY REG 2012 (POST REV SPLIT) SEDOL: B908F01	13,924.000	3,034,337.99	11,085,453.36
AERCAP HOLDINGS N.V. EUR0.01 CUSIP: N00985106	88,374.000	4,721,347.60	5,781,427.08
Total Netherlands - USD		11,411,707.22	22,007,669.64
Russian Federation - USD
MMC NORILSK NICKEL ADR EACH REPR 1/10 SHARE (S SEDOL: BYSW6D0	79,609.000	2,543,734.70	2,462,306.37
SBERBANK OF RUSSIA SPON ADR SEDOL: B5SC091	120,471.000	2,185,979.77	1,933,559.55
Total Russian Federation - USD		4,729,714.47	4,395,865.92
South Africa - USD
NASPERS SPON ADR EACH REP 0.2 ORD SHS (P/S)CL N CUSIP: 631512209	58,871.000	2,393,765.51	1,825,001.00
Total South Africa - USD		2,393,765.51	1,825,001.00
Spain - EUR
FERROVIAL SA EUR0.2 SEDOL: B038516	54,729.000	1,589,822.69	1,715,274.47
Total Spain - EUR		1,589,822.69	1,715,274.47
Spain - GBP
INTERNATIONAL CONSOLIDATED AIRLINE ORD EUR0.10 SEDOL: B5M6XQ7	993,613.000	2,689,519.21	1,917,494.75
Total Spain - GBP		2,689,519.21	1,917,494.75

Security Description / Asset ID	Share / Par Value	Historical Cost	Current Value
Corporate Stock - Common (continued)
Sweden - USD
ADR EVOLUTION AB ADR UNSP ADR EACH REPR 1 ORD CUSIP: 30051E104	19,983.000	2,758,892.96	2,856,769.68
Total Sweden - USD		2,758,892.96	2,856,769.68
Switzerland - CHF
ALCON INC SEDOL: BJT1GR5	16,927.000	1,396,385.41	1,499,957.17
BARRY CALLEBAUT AG CHF62.2000 (REGD) SEDOL: 5476929	617.000	1,548,591.45	1,500,600.34
LONZA GROUP AG CHF1 (REGD) SEDOL: 7333378	2,306.000	667,075.83	1,927,508.75
MEDACTA GROUP SA CHF0.10 SEDOL: BJYLTQ0	7,789.000	438,059.56	1,213,892.33
NESTLE SA CHF0.10(REGD) SEDOL: 7123870	23,330.000	1,812,303.41	3,263,101.79
ROCHE HLDGS AG GENUSSCHEINE NPV SEDOL: 7110388	9,050.000	3,146,349.73	3,765,411.84
Total Switzerland - CHF		9,008,765.39	13,170,472.22
Switzerland - USD
CRISPR THERAPEUTICS AG COM CHF0.03 CUSIP: H17182108	9,300.000	621,503.46	704,754.00
UBS GROUP AG COMMON STOCK CUSIP: H42097107	12,541,301.000	214,725,601.53	224,113,048.87
Total Switzerland - USD		215,347,104.99	224,817,802.87
Taiwan - USD
ADR TAIWAN SEMICONDUCTOR MANUFACTURING SPON ADS EACH REP 5 ORD TWD10 SEDOL: 2113382	19,148.000	1,589,742.11	2,303,695.88
Total Spain - GBP		1,589,742.11	2,303,695.88
United Kingdom - GBP
AVEVA GROUP ORD GBP0.03556 SEDOL: BBG9VN7	38,574.000	1,323,734.81	1,778,472.86
BARCLAYS PLC ORD GBP0.25 SEDOL: 3134865	1,700,182.000	4,180,785.08	4,306,257.88
DIAGEO ORD PLC SEDOL: 0237400	38,546.000	1,921,349.49	2,107,140.47
EXPERIAN ORD USD0.10 SEDOL: B19NLV4	37,673.000	1,739,043.89	1,853,271.55
Total United Kingdom - GBP		9,164,913.27	10,045,142.76
United Kingdom - USD
FARFETCH LTD COM USD0.04 CLASS A SEDOL: BFD20M9	48,077.000	2,313,489.42	1,607,214.11
Total United Kingdom - USD		2,313,489.42	1,607,214.11
United States - EUR
LINDE PLC COMMON STOCK SEDOL: BYWD9S5	19,665.000	2,340,967.78	6,843,090.38
Total United States - EUR		2,340,967.78	6,843,090.38
United States - USD
ABIOMED INC COM CUSIP: 003654100	8,651.000	2,277,595.28	3,107,179.67
ACADIA HEALTHCARE CO INC COM CUSIP: 00404A109	66,676.000	3,216,746.83	4,047,233.20
ACCENTURE PLC SHS CL A NEW SEDOL: B4BNMY3	4,576.000	983,258.45	1,896,980.80
ADAPTHEALTH CORP COM CUSIP: 00653Q102	75,087.000	2,214,881.89	1,836,628.02
ADVANCED MICRO DEVICES INC COM SEDOL: 2007849	35,615.000	1,549,200.43	5,124,998.50
AIR LEASE CORP CL A CL A CUSIP: 00912X302	52,215.000	1,980,960.60	2,309,469.45
ALARM COM HLDGS INC COM CUSIP: 011642105	27,249.000	1,837,825.60	2,310,987.69
ALLIANT ENERGY CORP COM CUSIP: 018802108	55,069.000	2,665,408.53	3,385,091.43
ALLOGENE THERAPEUTICS INC COM CUSIP: 019770106	60,336.000	1,634,912.87	900,213.12
ALPHABET INC CAP STK USD0.001 CL C SEDOL: BYY88Y7	19,976.000	19,374,124.90	57,802,353.84
ALPHABET INC CAPITAL STOCK USD0.001 CL A SEDOL: BYVY8G0	22,176.000	24,818,971.59	64,244,759.04
ALTERYX INC COM CL A COM CL A CUSIP: 02156B103	25,324.000	1,909,053.95	1,532,102.00
ALTRA INDUSTRIAL MOTION CORP COM STK USD0.001 CUSIP: 02208R106	0.000	0.00	0.00
ALX ONCOLOGY HLDGS INC COM CUSIP: 00166B105	27,754.000	2,197,131.32	596,433.46
AMAZON COM INC COM SEDOL: 2000019	26,595.000	38,200,332.61	88,676,772.30
AMEDISYS INC COM CUSIP: 023436108	8,847.000	1,335,844.43	1,432,152.36
AMERESCO INC CUSIP: 02361E108	60,327.000	3,680,294.55	4,913,030.88
AMPHENOL CORP NEW CL A SEDOL: 2145084	86,800.000	6,753,772.82	7,591,528.00
ANTHEM INC COM SEDOL: BSPHGL4	41,233.000	12,072,616.08	19,113,144.82
AON PLC SEDOL: BLP1HW5	75,532.000	12,093,084.33	22,701,897.92
APPLE INC COM STK SEDOL: 2046251	203,706.000	10,103,743.36	36,172,074.42
APTIV PLC COM USD SEDOL: B783TY6	20,390.000	1,928,562.46	3,363,330.50
ARCONIC CORPORATION COM USD0.01 CUSIP: 03966V107	100,545.000	2,992,143.55	3,318,990.45
ARENA PHARMACEUTICALS INC COM NEW COM NEW CUSIP: 040047607	16,523.000	1,094,759.19	1,535,647.62
ARES MANAGEMENT LP COM SHS REPSTG LTD PARTNER CUSIP: 03990B101	31,523.000	1,114,402.26	2,561,874.21
ARGO GROUP INTERNATIONAL HOLDINGS COM STK CUSIP: G0464B107	42,691.000	2,117,194.34	2,480,774.01
ASPEN AEROGELS INC COM CUSIP: 04523Y105	72,388.000	2,755,150.97	3,604,198.52
ASTEC INDS INC COM CUSIP: 046224101	47,239.000	2,276,948.40	3,272,245.53
ATKORE INC CUSIP: 047649108	30,082.000	1,458,793.20	3,344,817.58
ATRICURE INC COM STK CUSIP: 04963C209	47,041.000	2,143,718.05	3,270,760.73
AVALARA INC COM CUSIP: 05338G106	17,337.000	1,285,000.85	2,238,380.07
AVANTOR INC COM SEDOL: BJLT387	148,406.000	2,657,001.61	6,253,828.84
AVAYA HLDGS CORP COM CUSIP: 05351X101	74,196.000	1,300,988.14	1,469,080.80
AXALTA COATING SYSTEMS LTD COM USD1.00 CUSIP: G0750C108	79,710.000	2,276,367.99	2,639,995.20
AXON ENTERPRISE INC COM CUSIP: 05464C101	19,237.000	1,734,060.68	3,020,209.00
AZEK CO INC CL A CL A CUSIP: 05478C105	54,453.000	1,859,519.60	2,517,906.72
AZENTA INC COM USD0.01 CUSIP: 114340102	81,829.000	3,570,282.79	8,437,388.19

Security Description / Asset ID	Share / Par Value	Historical Cost	Current Value
Corporate Stock - Common (continued)
United States - USD (continued)
BANDWIDTH INC CL A CL A CUSIP: 05988J103	17,520.000	3,181,156.23	1,257,235.20
BECTON DICKINSON & CO COM SEDOL: 2087807	15,259.000	3,976,817.18	3,837,333.32
BIG LOTS INC COM CUSIP: 089302103	29,194.000	1,990,147.33	1,315,189.70
BIO-TECHNE CORP COM CUSIP: 09073M104	6,650.000	1,958,310.19	3,440,311.00
BIOVENTUS INC COM USD0.001 CL A CUSIP: 09075A108	5,300.000	69,713.36	76,797.00
BJS WHSL CLUB HLDGS INC COM CUSIP: 05550J101	46,365.000	1,587,748.82	3,105,064.05
BLOCK INC SEDOL: BYNZGK1	9,370.000	2,242,995.21	1,513,348.70
BLOOMIN BRANDS INC COM CUSIP: 094235108	239,169.000	4,905,753.62	5,017,765.62
BLUEPRINT MEDICINES CORP COM CUSIP: 09627Y109	17,796.000	1,882,964.53	1,906,129.56
BOISE CASCADE CO COM CUSIP: 09739D100	59,288.000	2,089,551.81	4,221,305.60
BOOKING HLDGS INC COM SEDOL: BDRXDB4	2,525.000	4,583,146.05	6,058,055.75
BRIGHAM MINERALS INC CL A CL A CUSIP: 10918L103	71,815.000	1,053,841.46	1,514,578.35
BRIGHT HORIZONS FA COM USD0.001 CUSIP: 109194100	20,219.000	2,652,104.76	2,545,167.72
BRINKS CO COM CUSIP: 109696104	45,289.000	3,269,693.40	2,969,599.73
BUILDERS FIRSTSOURCE INC COM STK CUSIP: 12008R107	68,402.000	2,549,510.24	5,862,735.42
BURLINGTON STORES INC COM CUSIP: 122017106	10,424.000	2,467,429.86	3,038,700.24
BWX TECHNOLOGIES INC COM CUSIP: 05605H100	64,748.000	3,309,289.35	3,100,134.24
CABLE ONE INC COM CUSIP: 12685J105	1,157.000	1,602,769.86	2,040,311.65
CAPITAL ONE FINL CORP COM CUSIP: 14040H105	49,735.000	3,856,908.77	7,216,051.15
CARVANA CO CL A CL A SEDOL: BYQHPG3	16,230.000	955,332.30	3,761,951.70
CASTLE BIOSCIENCES INC COM CUSIP: 14843C105	32,889.000	1,412,729.96	1,409,951.43
CELANESE CORP DEL COM STK CUSIP: 150870103	14,791.000	1,344,486.01	2,485,775.46
CELSIUS HLDGS INC COM NEW COM NEW CUSIP: 15118V207	17,613.000	1,107,889.83	1,313,401.41
CENTENE CORP DEL COM SEDOL: 2807061	6,023.000	335,555.22	496,295.20
CERTARA INC COM CUSIP: 15687V109	45,806.000	1,188,206.36	1,301,806.52
CF INDS HLDGS INC COM CUSIP: 125269100	35,094.000	1,102,414.19	2,483,953.32
CHARLES RIV LABORATORIES INTL INC COM CUSIP: 159864107	9,750.000	2,821,782.77	3,673,605.00
CHART INDS INC COM PAR $0.01 COM PAR $0.01 CUSIP: 16115Q308	41,906.000	3,743,304.07	6,683,587.94
CHEGG INC COM CUSIP: 163092109	50,033.000	1,803,039.59	1,536,013.10
CHEMED CORP NEW COM CUSIP: 16359R103	4,596.000	2,199,614.45	2,431,467.84
CHESAPEAKE ENERGY CORP COM 01/2021 CUSIP: 165167735	59,744.000	3,818,318.17	3,854,682.88
CHILDRENS PL INC NEW COM CUSIP: 168905107	30,153.000	2,323,278.86	2,390,831.37
CHIPOTLE MEXICAN GRILL INC COM STK SEDOL: B0X7DZ3	2,210.000	1,410,926.41	3,863,632.50
CHURCHILL DOWNS INC COM CUSIP: 171484108	16,709.000	2,535,442.17	4,025,198.10
CIGNA CORP NEW COM SEDOL: BHJ0775	53,420.000	9,906,578.33	12,266,834.60
CITIGROUP INC COM NEW COM NEW CUSIP: 172967424	304,439.000	17,786,637.08	18,385,071.21
CIVITAS RES INC COM CUSIP: 17888H103	40,742.000	1,999,043.43	1,995,135.74
CLEARWATER ANALYTICS HLDGS INC CL A CL A CUSIP: 185123106	60,000.000	1,080,000.00	1,378,800.00
COHU INC COM CUSIP: 192576106	19,138.000	821,580.39	728,966.42
COM ALCOA CORPORATION COM USD0.01 CUSIP: 013872106	43,835.000	1,512,748.11	2,611,689.30
COMCAST CORP NEW-CL A CUSIP: 20030N101	397,117.000	14,601,170.42	19,986,898.61
CONNECTONE BANCORP INC NEW COM CUSIP: 20786W107	95,759.000	2,092,652.70	3,132,276.89
COSTAR GROUP INC COM SEDOL: 2262864	1,390.000	82,162.24	109,851.70
CRANE CO COM CUSIP: 224399105	22,664.000	1,486,791.63	2,305,608.72
CROWN HLDGS INC COM CUSIP: 228368106	35,850.000	2,706,730.14	3,965,727.00
DANA INC COM CUSIP: 235825205	84,618.000	1,196,328.44	1,930,982.76
DAVE & BUSTERS ENTMT INC COM CUSIP: 238337109	97,488.000	3,422,750.73	3,743,539.20
DECKERS OUTDOOR CORP COM CUSIP: 243537107	7,919.000	1,533,333.01	2,900,808.89
DELUXE CORP COM STK USD1 CUSIP: 248019101	66,916.000	2,393,492.51	2,148,672.76
DENBURY INC NEW COM CUSIP: 24790A101	31,700.000	1,967,634.13	2,427,903.00
DIAMONDBACK ENERGY INC COM CUSIP: 25278X109	30,509.000	1,833,265.35	3,290,395.65
DIGITALOCEAN HLDGS INC COM CUSIP: 25402D102	39,760.000	1,844,881.58	3,193,920.80
DISH NETWORK CORP CL A COM STK CUSIP: 25470M109	248,414.000	8,503,357.37	8,058,550.16
DOLLAR GEN CORP NEW COM SEDOL: B5B1S13	31,545.000	5,050,286.85	7,439,257.35
DOORDASH INC CL A COM USD0.00001 CLASS A SEDOL: BN13P03	5,646.000	638,902.00	840,689.40
DRAFTKINGS INC CL A COM USD0.0001 CL A SEDOL: BMYML02	51,583.000	1,910,633.49	1,416,985.01
DYNATRACE INC COM CUSIP: 268150109	59,620.000	3,378,397.43	3,598,067.00
ENTEGRIS INC COM CUSIP: 29362U104	16,879.000	925,561.51	2,339,091.82
ENTERPRISE FINL SVCS CORP COM STK CUSIP: 293712105	61,608.000	2,122,824.84	2,901,120.72
ESSENT GROUP LTD COM STK CUSIP: G3198U102	33,546.000	1,054,898.87	1,527,349.38
EURONET WORLDWIDE INC COM CUSIP: 298736109	26,649.000	3,488,442.45	3,175,761.33
EVERBRIDGE INC COM CUSIP: 29978A104	17,922.000	2,017,422.11	1,206,688.26
EVEREST RE GROUP COM CUSIP: G3223R108	9,828.000	2,306,989.99	2,692,085.76
EVOQUA WATER TECHNOLOGIES CORP COM CUSIP: 30057T105	142,763.000	4,484,345.31	6,674,170.25

Security Description / Asset ID	Share / Par Value	Historical Cost	Current Value
Corporate Stock - Common (continued)
United States - USD (continued)
FATE THERAPEUTICS INC COM CUSIP: 31189P102	19,892.000	1,200,425.50	1,163,880.92
FIRST BANCORP N C COM CUSIP: 318910106	85,178.000	3,611,043.66	3,894,338.16
FIRST HORIZON CORPORATION COM CUSIP: 320517105	198,566.000	3,014,596.20	3,242,582.78
FISERV INC COM SEDOL: 2342034	80,600.000	8,111,000.57	8,365,474.00
FORGEROCK INC CL A CL A CUSIP: 34631B101	45,200.000	1,130,000.00	1,206,388.00
FORTINET INC COM SEDOL: B5B2106	27,743.000	4,590,074.45	9,970,834.20
FORWARD AIR CORP COM CUSIP: 349853101	32,110.000	3,420,371.01	3,888,199.90
FOX FACTORY HLDG CORP COM CUSIP: 35138V102	16,936.000	2,540,515.55	2,880,813.60
GEN MTRS CO COM CUSIP: 37045V100	156,174.000	5,599,331.40	9,156,481.62
GENERAC HLDGS INC COM STK CUSIP: 368736104	2,999.000	223,823.60	1,055,408.08
GENERAL ELECTRIC CO COM USD0.01(POST REV SPLIT) CUSIP: 369604301	195,266.000	14,445,578.28	18,446,779.02
GLOBAL PMTS INC COM SEDOL: 2712013	64,373.000	11,198,069.35	8,701,942.14
GOLDMAN SACHS GROUP INC COM CUSIP: 38141G104	53,865.000	12,299,957.89	20,606,055.75
GRAFTECH INTL LTD COM CUSIP: 384313508	220,887.000	2,233,372.00	2,613,093.21
GRAPHIC PACKAGING HLDG CO COM STK CUSIP: 388689101	118,924.000	2,132,231.53	2,319,018.00
GUESS INC COM CUSIP: 401617105	64,361.000	1,122,220.10	1,524,068.48
GUIDEWIRE SOFTWARE INC COM USD0.0001 CUSIP: 40171V100	18,992.000	2,178,070.13	2,156,161.76
HALOZYME THERAPEUTICS INC COM CUSIP: 40637H109	51,810.000	889,697.34	2,083,280.10
HANCOCK WHITNEY CORP CUSIP: 410120109	72,650.000	2,598,900.85	3,633,953.00
HANOVER INS GROUP INC COM CUSIP: 410867105	17,376.000	2,091,850.26	2,277,298.56
HASHICORP INC COM USD0.000015 CL A SEDOL: BP0PQT0	20,321.000	1,643,204.40	1,850,023.84
HCA HEALTHCARE INC COM SEDOL: B4MGBG6	26,282.000	3,561,966.64	6,752,371.44
HEALTHEQUITY INC COM CUSIP: 42226A107	37,088.000	2,003,030.33	1,640,773.12
HEICO CORP NEW CL A CL A CUSIP: 422806208	10,606.000	1,023,936.70	1,363,083.12
HELEN TROY LTD COM STK CUSIP: G4388N106	5,367.000	1,082,969.31	1,312,070.49
HERC HLDGS INC COM CUSIP: 42704L104	43,486.000	1,522,497.24	6,807,733.30
HILLENBRAND INC COM STK CUSIP: 431571108	81,833.000	3,665,438.84	4,254,497.67
HILTON GRAND VACATIONS INC COM CUSIP: 43283X105	21,766.000	901,085.46	1,134,226.26
HILTON WORLDWIDE HLDGS INC COM NEW COM NEW CUSIP: 43300A203	101,191.000	7,271,439.68	15,784,784.09
HOLLYFRONTIER CORP COM CUSIP: 436106108	39,290.000	1,185,813.20	1,287,926.20
HOOKIPA PHARMA INC COM CUSIP: 43906K100	13,272.000	222,054.20	30,923.76
HORIZON THERAPEUTICS PLC COM USD0.0001 CUSIP: G46188101	55,111.000	1,393,909.16	5,938,761.36
HOSTESS BRANDS INC CL A CL A CUSIP: 44109J106	109,196.000	1,743,323.49	2,229,782.32
HUMANA INC COM SEDOL: 2445063	10,731.000	3,603,892.43	4,977,681.66
HUNTSMAN CORP COM STK CUSIP: 447011107	66,508.000	1,278,213.81	2,319,799.04
IAA SPINCO INC CUSIP: 449253103	53,499.000	2,277,334.94	2,708,119.38
IAC/INTERACTIVECORP NEW COM NEW COM NEW SEDOL: BNDYF48	50,257.000	5,403,139.04	6,569,092.47
IGM BIOSCIENCES INC COM CUSIP: 449585108	27,258.000	2,290,797.09	799,477.14
II-VI INC COM CUSIP: 902104108	44,899.000	3,096,792.64	3,067,948.67
INFRASTRUCTURE & ENERGY ALTERNATIVES INCCOM CUSIP: 45686J104	199,454.000	2,425,292.31	1,834,976.80
INGERSOLL RAND INC COM SEDOL: BL5GZ82	101,353.000	2,665,953.10	6,270,710.11
INSMED INC COM PAR $.01 CUSIP: 457669307	47,793.000	1,505,072.00	1,301,881.32
INSPIRE MED SYS INC COM CUSIP: 457730109	23,596.000	3,037,604.24	5,428,495.76
INSTIL BIO INC COM CUSIP: 45783C101	46,655.000	933,100.00	798,267.05
INTELLIA THERAPEUTICS INC COM CUSIP: 45826J105	11,359.000	1,753,467.24	1,343,088.16
INTUIT COM SEDOL: 2459020	36,126.000	9,747,684.39	23,236,965.72
INTUITIVE SURGICAL INC COM NEW STK SEDOL: 2871301	35,464.000	6,167,275.08	12,742,215.20
JACK HENRY & ASSOC INC COM CUSIP: 426281101	21,358.000	3,388,648.52	3,566,572.42
JACOBS ENGR GROUP INC COM CUSIP: 469814107	19,371.000	1,754,622.72	2,697,024.33
JAMF HLDG CORP COM CUSIP: 47074L105	103,246.000	3,902,816.91	3,924,380.46
JAZZ PHARMACEUTICALS PLC COM USD0.0001 CUSIP: G50871105	17,907.000	2,931,000.01	2,281,351.80
KB HOME COM CUSIP: 48666K109	55,158.000	1,782,157.86	2,467,217.34
KNIGHT-SWIFT TRANSN HLDGS INC CL A CLASSA COMMON STOCK USD0.01 CUSIP: 499049104	8,685.000	530,241.84	529,263.90
KOHLS CORP COM CUSIP: 500255104	53,852.000	1,349,339.01	2,659,750.28
KURA ONCOLOGY INC COM CUSIP: 50127T109	67,067.000	2,352,776.64	938,938.00
LAMAR ADVERTISING CO NEW CL A CL A CUSIP: 512816109	20,076.000	1,700,199.07	2,435,218.80
LATTICE SEMICONDUCTOR CORP COM CUSIP: 518415104	60,432.000	1,157,983.20	4,656,889.92
LESLIES INC COM CUSIP: 527064109	119,018.000	2,885,225.78	2,815,965.88
LHC GROUP INC COM CUSIP: 50187A107	15,847.000	1,890,973.54	2,174,683.81
LIBERTY BROADBAND CORP COM SER A COM SERA CUSIP: 530307107	19,529.000	1,579,944.42	3,142,216.10
LIBERTY BROADBAND CORP COM SER C COM SERC CUSIP: 530307305	131,542.000	12,997,786.99	21,191,416.20
LIGAND PHARMACEUTICALS INCORPORATED CL BCOMMON STOCK CUSIP: 53220K504	12,455.000	1,396,015.06	1,923,799.30
LINCOLN ELEC HLDGS INC COM CUSIP: 533900106	10,342.000	703,513.76	1,442,398.74
LITHIA MTRS INC CL A CL A CUSIP: 536797103	4,961.000	1,234,111.95	1,473,168.95
LIVE NATION ENTERTAINMENT INC SEDOL: B0T7YX2	47,740.000	3,731,325.35	5,714,000.60
LIVEPERSON INC COM STK ISIN# US5381461012 CUSIP: 538146101	41,647.000	1,208,209.15	1,487,630.84
LULULEMON ATHLETICA INC COM SEDOL: B23FN39	11,257.000	2,276,197.26	4,406,552.65
LYONDELLBASELL IND N V COM USD0.01 CL 'A' CUSIP: N53745100	42,215.000	1,781,101.56	3,893,489.45

Security Description / Asset ID	Share / Par Value	Historical Cost	Current Value
Corporate Stock - Common (continued)
United States - USD (continued)
MADDEN STEVEN LTD COM CUSIP: 556269108	47,210.000	1,533,449.40	2,193,848.70
MAGENTA THERAPEUTICS INC COM CUSIP: 55910K108	102,937.000	845,579.88	456,010.91
MAGNITE INC COM CUSIP: 55955D100	122,341.000	1,766,836.91	2,140,967.50
MAGNOLIA OIL & GAS CORP CL A CL A CUSIP: 559663109	142,188.000	1,398,248.74	2,683,087.56
MARAVAI LIFESCIENCES HLDGS INC CL A CL A CUSIP: 56600D107	103,208.000	3,205,098.03	4,324,415.20
MARKETAXESS HLDGS INC COM STK SEDOL: B03Q9D0	2,285.000	1,032,253.77	939,751.95
MARRIOTT INTL INC NEW COM STK CL A CUSIP: 571903202	130,938.000	12,161,159.34	21,636,195.12
MARTIN MARIETTA MATLS INC COM CUSIP: 573284106	7,378.000	1,890,222.94	3,250,156.56
MASONITE INTL CORP NEW COM CUSIP: 575385109	17,281.000	977,809.60	2,038,293.95
MASTEC INC COM CUSIP: 576323109	49,702.000	2,474,337.27	4,586,500.56
MASTERCARD INC CL A SEDOL: B121557	20,975.000	7,223,453.12	7,536,737.00
MATCH GROUP INC NEW COM SEDOL: BK80XH9	36,963.000	2,901,137.36	4,888,356.75
MAXLINEAR INC COMMON STOCK CUSIP: 57776J100	94,432.000	3,321,806.43	7,119,228.48
MEDPACE HLDGS INC COM CUSIP: 58506Q109	22,833.000	2,385,541.87	4,969,374.12
MEIRAGTX HOLDINGS PLC CUSIP: G59665102	61,830.000	1,242,766.75	1,467,844.20
MERCURY SYSTEMS INC CUSIP: 589378108	33,615.000	2,614,345.99	1,850,841.90
MERIT MED SYS INC COM CUSIP: 589889104	26,952.000	1,355,937.68	1,679,109.60
META PLATFORMS INC SEDOL: B7TL820	203,679.000	37,983,637.97	68,507,431.65
MICROSOFT CORP COM SEDOL: 2588173	343,199.000	35,730,591.51	115,424,687.68
MKS INSTRS INC COM CUSIP: 55306N104	19,698.000	2,674,268.40	3,430,800.66
MONGODB INC CL A CL A SEDOL: BF2FJ99	10,192.000	1,901,356.61	5,395,135.20
MORGAN STANLEY COM STK USD0.01 CUSIP: 617446448	200,324.000	11,782,825.30	19,663,803.84
NANOSTRING TECHNOLOGIES INC COM CUSIP: 63009R109	41,607.000	1,378,903.26	1,757,063.61
NATIONAL INSTRS CORP COM CUSIP: 636518102	49,107.000	2,136,253.63	2,144,502.69
NATIONAL VISION HLDGS INC COM CUSIP: 63845R107	118,633.000	3,833,049.28	5,693,197.67
NEOGENOMICS INC COM NEW COM NEW CUSIP: 64049M209	62,099.000	1,945,840.65	2,118,817.88
NETFLIX INC COM STK SEDOL: 2857817	56,547.000	21,330,776.66	34,066,174.68
NEW FORTRESS INC CLASHS REPSTG LTD LIABILITY CUSIP: 644393100	42,283.000	1,939,403.96	1,020,711.62
NIELSEN HOLDINGS PLC COMSTK CUSIP: G6518L108	85,820.000	1,977,857.88	1,760,168.20
NIKE INC CL B SEDOL: 2640147	24,990.000	2,646,524.20	4,165,083.30
NOVANTA INC NOVANTA INC CUSIP: 67000B104	10,596.000	1,007,060.12	1,868,392.68
NOVAVAX INC CUSIP: 670002401	6,080.000	1,716,370.21	869,865.60
NURIX THERAPEUTICS INC COM CUSIP: 67080M103	55,020.000	1,907,909.70	1,592,829.00
NVIDIA CORP COM SEDOL: 2379504	33,800.000	10,058,020.23	9,940,918.00
ON SEMICONDUCTOR CORP COM CUSIP: 682189105	45,715.000	2,585,916.68	3,104,962.80
OVERSTOCK COM INC DEL COM CUSIP: 690370101	26,335.000	2,020,493.17	1,554,028.35
PACIFIC BIOSCIENCES OF CALIFORNIA INC COMMON STOCK CUSIP: 69404D108	54,443.000	1,517,597.93	1,113,903.78
PAYPAL HLDGS INC COM SEDOL: BYW36M8	23,351.000	2,623,001.24	4,403,531.58
PEGASYSTEMS INC COM CUSIP: 705573103	12,962.000	1,731,675.83	1,449,410.84
PELOTON INTERACTIVE INC SEDOL: BJ7WJS2	40,675.000	1,861,653.55	1,454,538.00
PENN NATL GAMING INC COM CUSIP: 707569109	19,648.000	1,165,864.55	1,018,748.80
PENUMBRA INC COM CUSIP: 70975L107	11,938.000	2,351,271.24	3,430,026.16
PERFORMANCE FOOD GROUP CO COM CUSIP: 71377A103	209,878.000	8,998,800.94	9,631,301.42
PINNACLE FINL PARTNERS INC COM CUSIP: 72346Q104	34,928.000	1,387,544.26	3,335,624.00
PLANET FITNESS INC CL A CL A CUSIP: 72703H101	43,208.000	2,670,563.06	3,913,780.64
PMV PHARMACEUTICALS INC COM CUSIP: 69353Y103	35,844.000	750,070.72	827,996.40
PROG HOLDINGS INC COM CUSIP: 74319R101	39,361.000	1,571,453.31	1,775,574.71
PURE STORAGE INC CL A CL A CUSIP: 74624M102	282,767.000	6,337,111.43	9,204,065.85
PVH CORP COM USD1 CUSIP: 693656100	25,066.000	1,423,931.60	2,673,288.90
QUANTA SVCS INC COM CUSIP: 74762E102	33,343.000	1,264,271.86	3,823,108.38
RADIAN GROUP INC COM CUSIP: 750236101	120,813.000	2,028,502.43	2,552,778.69
RAPID7 INC COM CUSIP: 753422104	40,771.000	2,419,189.62	4,798,338.99
REGAL REXNORD CORPORATION COM STK USD0.01 CUSIP: 758750103	30,101.000	2,913,741.73	5,122,588.18
RELAY THERAPEUTICS INC COM CUSIP: 75943R102	32,975.000	774,021.64	1,012,662.25
REMITLY GLOBAL INC COM CUSIP: 75960P104	40,100.000	1,724,300.00	826,862.00
REPARE THERAPEUTICS INC COM CUSIP: 760273102	32,185.000	878,624.08	678,781.65
REPLIGEN CORP COM STK USD0.01 CUSIP: 759916109	16,716.000	1,838,929.39	4,427,065.44
REVOLVE GROUP INC CL A CL A CUSIP: 76156B107	37,337.000	2,397,322.29	2,092,365.48
RIVIAN AUTOMOTIVE INC SEDOL: BL98841	45,103.000	3,828,134.39	4,676,730.07
ROSS STORES INC COM SEDOL: 2746711	83,801.000	8,301,497.49	9,576,778.28
R1 RCM INC COM CUSIP: 749397105	151,363.000	3,832,854.84	3,858,242.87
S&P GLOBAL INC COM SEDOL: BYV2325	8,901.000	2,003,226.47	4,200,648.93
SALESFORCE COM INC COM STK SEDOL: 2310525	51,600.000	6,422,926.59	13,113,108.00
SCHWAB CHARLES CORP COM NEW SEDOL: 2779397	31,675.000	1,350,457.04	2,663,867.50
SENTINELONE INC CL A COM CL A COM SEDOL: BP7L1B8	54,500.000	3,244,782.61	2,751,705.00
SERVICENOW INC COM USD0.001 SEDOL: B80NXX8	15,061.000	3,876,899.45	9,776,245.71
SHIFT4 PMTS INC CL A CL A CUSIP: 82452J109	50,568.000	2,196,361.46	2,929,404.24
SHOALS TECHNOLOGIES GROUP INC CL A CL A CUSIP: 82489W107	50,696.000	1,562,611.91	1,231,912.80

Security Description / Asset ID	Share / Par Value	Historical Cost	Current Value
Corporate Stock - Common (continued)
United States - USD (continued)
SILK RD MED INC COM CUSIP: 82710M100	50,964.000	2,407,828.13	2,171,576.04
SIMPSON MFG INC COM CUSIP: 829073105	28,174.000	2,689,866.22	3,918,158.18
SIX FLAGS ENTMT CORP NEW COM CUSIP: 83001A102	92,521.000	3,200,078.73	3,939,544.18
SKYWEST INC COM CUSIP: 830879102	46,045.000	1,488,405.43	1,809,568.50
SNAP INC SNAP INC SEDOL: BD8DJ71	182,162.000	2,888,702.31	8,567,078.86
SNOWFLAKE INC CL A CL A SEDOL: BN134B7	1,712.000	205,440.00	579,940.00
SOLAREDGE TECHNOLOGIES INC COM CUSIP: 83417M104	9,464.000	2,916,177.79	2,655,314.48
SPECTRUM BRANDS HLDGS INC COM USD0.01 CUSIP: 84790A105	27,122.000	2,666,812.05	2,758,849.84
SPLUNK INC COMSTK COM USD0.001 SEDOL: B424494	29,728.000	3,951,759.31	3,440,124.16
SPOTIFY TECHNOLOGY S A COM EUR0.025 SEDOL: BFZ1K46	33,743.000	5,774,491.48	7,896,874.29
STAAR SURGICAL CO COM NEW PAR $0.01 CUSIP: 852312305	30,674.000	1,359,953.76	2,800,536.20
STEM INC COM CUSIP: 85859N102	47,574.000	903,544.00	902,478.78
STERIS PLC ORD USD0.001 CUSIP: G8473T100	10,217.000	1,671,873.66	2,486,919.97
STERLING CHECK CORP COM CUSIP: 85917T109	70,200.000	1,614,600.00	1,439,802.00
STIFEL FINL CORP COM CUSIP: 860630102	36,614.000	2,355,251.65	2,578,357.88
STRYKER CORP SEDOL: 2853688	43,164.000	8,626,112.27	11,542,916.88
SUMO LOGIC INC COM CUSIP: 86646P103	63,900.000	1,587,584.81	866,484.00
SUNNOVA ENERGY INTL INC COM CUSIP: 86745K104	24,280.000	1,154,149.20	677,897.60
SURGERY PARTNERS INC COM CUSIP: 86881A100	74,208.000	3,713,572.92	3,963,449.28
SWEETGREEN INC CL A CL A CUSIP: 87043Q108	7,800.000	218,400.00	249,600.00
SYNAPTICS INC COM CUSIP: 87157D109	11,495.000	1,624,701.61	3,327,917.45
SYNEOS HEALTH INC COM CUSIP: 87166B102	26,316.000	1,776,919.40	2,702,126.88
SYNOPSYS INC COM SEDOL: 2867719	17,496.000	2,663,627.25	6,447,276.00
TAPESTRY INC COM USD0.01 CUSIP: 876030107	63,989.000	2,431,144.57	2,597,953.40
TENABLE HLDGS INC COM CUSIP: 88025T102	69,971.000	2,195,860.52	3,853,302.97
TEREX CORP NEW COM CUSIP: 880779103	108,280.000	2,985,777.18	4,758,906.00
TESLA INC COM USD0.001 SEDOL: B616C79	2,692.000	2,734,783.39	2,844,851.76
TEXTAINER GROUP HLDGS LTD COM STK CUSIP: G8766E109	73,785.000	2,077,308.59	2,634,862.35
THE BEAUTY HEALTH CO CL A CUSIP: 88331L108	51,401.000	1,443,078.43	1,241,848.16
TIMKEN CO COM CUSIP: 887389104	41,776.000	2,051,279.64	2,894,659.04
TOPBUILD CORP COM CUSIP: 89055F103	19,061.000	2,466,295.61	5,259,120.51
TREX CO INC COM CUSIP: 89531P105	33,731.000	1,588,674.04	4,554,696.93
TWIST BIOSCIENCE CORP COM CUSIP: 90184D100	16,444.000	1,779,663.06	1,272,601.16
UFP INDUSTRIES INC COM USD1.00 CUSIP: 90278Q108	17,706.000	963,744.30	1,629,129.06
UIPATH INC CL A CL A SEDOL: BMD02L5	52,653.000	2,652,878.51	2,270,923.89
UNIFIRST CORP MASS COM CUSIP: 904708104	8,696.000	1,887,220.65	1,829,638.40
UNITED CMNTY BK BLAIRSVILLE GA COM CUSIP: 90984P303	98,820.000	2,760,644.81	3,551,590.80
UNITEDHEALTH GROUP INC COM SEDOL: 2917766	74,958.000	17,934,046.46	37,639,410.12
UNIVERSAL DISPLAY CORP COM CUSIP: 91347P105	25,887.000	3,452,872.42	4,272,131.61
VARONIS SYS INC COM CUSIP: 922280102	36,107.000	967,335.15	1,761,299.46
VERACYTE INC COM CUSIP: 92337F107	40,520.000	1,087,048.39	1,669,424.00
VERITEX HLDGS INC COM CUSIP: 923451108	95,761.000	3,460,260.60	3,809,372.58
VERTEX PHARMACEUTICALS INC COM SEDOL: 2931034	19,730.000	2,723,252.66	4,332,708.00
VIAVI SOLUTIONS INC COM NPV CUSIP: 925550105	97,632.000	1,197,001.59	1,720,275.84
VIRTU FINL INC CL A CL A CUSIP: 928254101	101,180.000	2,061,812.44	2,917,019.40
VISA INC COM CL A STK SEDOL: B2PZN04	76,156.000	9,686,991.72	16,503,766.76
VISTEON CORP COM NEW COM NEW CUSIP: 92839U206	31,084.000	3,810,307.94	3,454,675.76
VONAGE HLDGS CORP COM CUSIP: 92886T201	91,608.000	888,955.64	1,904,530.32
WALT DISNEY CO CUSIP: 254687106	50,530.000	4,880,168.08	7,826,591.70
WARNER MUSIC GROUP CORP CL A CL A SEDOL: BLGJ610	30,856.000	1,191,451.93	1,332,362.08
WEBSTER FNCL CORP WATERBURY CONN COM CUSIP: 947890109	72,524.000	3,077,238.35	4,049,740.16
WELLS FARGO & CO NEW COM STK CUSIP: 949746101	275,874.000	10,684,446.63	13,236,434.52
WESTERN ALLIANCE BANCORPORATION COM CUSIP: 957638109	49,854.000	4,048,123.41	5,366,783.10
WILLIS TOWERS WATSON PLC COM USD0.000115 CUSIP: G96629103	28,049.000	6,322,163.98	6,661,357.01
WINTRUST FINL CORP COM CUSIP: 97650W108	44,919.000	2,467,120.17	4,079,543.58
WOLFSPEED INC COM USD0.00125 CUSIP: 977852102	11,970.000	719,706.13	1,337,886.90
WOODWARD INC COM CUSIP: 980745103	26,226.000	2,391,177.13	2,870,697.96
WORKDAY INC CL A COM USD0.001 SEDOL: B8K6ZD1	6,401.000	1,751,271.13	1,748,625.18
WORKIVA INC COM CL A COM CL A CUSIP: 98139A105	15,266.000	1,565,529.69	1,992,060.34
WSFS FINANCIAL CORP COM CUSIP: 929328102	35,626.000	1,399,878.61	1,785,575.12
WYNDHAM HOTELS & RESORTS INC COM CUSIP: 98311A105	42,331.000	3,307,697.17	3,794,974.15
XENCOR INC COM CUSIP: 98401F105	41,302.000	1,623,600.14	1,657,036.24
ZENTALIS PHARMACEUTICALS INC COM CUSIP: 98943L107	24,158.000	1,867,771.72	2,030,721.48
ZEVIA PBC CL A COM CL A COM CUSIP: 98955K104	130,944.000	1,833,216.00	923,155.20
ZOOM VIDEO COMMUNICATIONS INC CL A CL A SEDOL: BGSP7M9	11,372.000	4,045,891.74	2,091,424.52
ZYNGA INC CUSIP: 98986T108	298,104.000	2,013,402.11	1,907,865.60
10X GENOMICS INC CL A CL A CUSIP: 88025U109	12,095.000	1,892,134.63	1,801,671.20
Total United States - USD		1,049,484,595.05	1,669,519,259.33
Total Corporate Stock - Common		1,414,276,004.62	2,080,849,715.24

Security Description / Asset ID	Share / Par Value	Historical Cost	Current Value
Participant Loans
United States - USD
&&&PAINEWEBBER INC., SAVINGS INVESTMENT PLAN LOAN ASSET CUSIP: 999982127	56,569,369.470	56,569,369.47	56,569,369.47
Total United States - USD		56,569,369.47	56,569,369.47
Total Participant Loans		56,569,369.47	56,569,369.47

Value of Interest in Common/Collective Trusts
United States - USD
MFO INVESCO OPPENHEIMER EMERGING MARKETS EQUITY CL A - 504 CUSIP: 67084Y723	2,092,118.300	117,823,481.54	148,456,714.57
MFO INVESCO STABLE VALUE TRUST - CLASS B1 CUSIP: 46X193XX2	228,320,843.870	228,320,843.87	228,320,843.87
MFO LOOMIS SAYLES GLOBAL CIT CLASS D 30962 CUSIP: 543497713	2,782,162.350	29,443,471.20	32,996,445.47
MFO LSV US SMALL CAP VALUE EQUITY TIER 1 CUSIP: 66585Y612	2,997,381.840	34,212,633.69	41,663,607.58
MFO MIROVA GLOBAL SUSTAINABLE EQUITY COLLECTIVE INVESTMENT FUND CLASS F CUSIP: 63874W407	7,711,848.330	77,163,592.01	81,163,802.75
MFO MONDRIAN INTERNATIONAL EQUITY COLLECTIVE INVESTEMENT TRUST 2389 CUSIP: 60924J824	5,435,925.600	60,074,884.07	73,276,277.09
MFO PRUDENTIAL CORE PLUS BOND FUND CLASS 5 032884 74443R100 CUSIP: 74443R100	656,633.810	106,918,009.22	128,102,689.99
MFO SSGA GLOBAL ALL CAP EQUITY EX-US INDEX NL SERIES FD - CL K CUSIP: 85744W531	7,504,835.080	88,216,629.11	115,611,984.41
MFO SSGA RUSSELL SMALL/MID CAP INDEX NL CLASS C CUSIP: 85744L741	2,588,774.310	108,915,487.33	176,738,210.92
MFO SSGA S&P 500 INDEX NON-LENDING SERIES FUND CLASS K CUSIP: 85744W705	31,962,158.520	701,609,965.49	1,398,408,359.57
MFO SSGA US BOND INDEX NON-LENDING SERIES FUND CLASS K CUSIP: 85744W259	4,820,001.740	57,461,181.11	58,264,181.03
MFO VANGUARD TARGET RETIREMENT INCOME TRUST SELECT CUSIP: 92204E100	1,459,973.360	52,927,042.02	63,698,637.70
MFO VANGUARD TARGET RETIREMENT 2015 TRUST SELECT CUSIP: 92204E308	508,974.140	18,985,798.59	23,020,900.35
MFO VANGUARD TARGET RETIREMENT 2020 TRUST SELECT CUSIP: 92204E407	4,587,124.200	151,209,547.77	223,163,592.33
MFO VANGUARD TARGET RETIREMENT 2025 TRUST SELECT CUSIP: 92204E506	4,437,411.350	162,781,450.68	226,973,590.55
MFO VANGUARD TARGET RETIREMENT 2030 TRUST SELECT CUSIP: 92204E605	8,601,064.510	294,261,971.73	456,114,450.97
MFO VANGUARD TARGET RETIREMENT 2035 TRUST SELECT CUSIP: 92204E704	5,122,707.310	186,736,346.50	281,492,766.68
MFO VANGUARD TARGET RETIREMENT 2040 TRUST SELECT CUSIP: 92204E803	6,713,681.380	236,692,939.78	381,269,965.00
MFO VANGUARD TARGET RETIREMENT 2045 TRUST SELECT CUSIP: 92204E886	3,363,828.930	126,885,481.30	196,783,992.41
MFO VANGUARD TARGET RETIREMENT 2050 TRUST SELECT CUSIP: 92204E878	3,660,905.970	137,230,065.23	214,895,180.44
MFO VANGUARD TARGET RETIREMENT 2055 TRUST SELECT CUSIP: 92204E860	1,488,571.710	61,521,423.26	87,304,730.79
MFO VANGUARD TARGET RETIREMENT 2060 TRUST SELECT CUSIP: 92204E852	1,223,594.890	51,569,904.15	71,849,491.94
MFO VANGUARD TARGET RETIREMENT 2065 TRUST SELECT CUSIP: 92202V112	1,027,703.560	28,652,612.89	36,257,381.60
NTGI COLLECTIVE GOVERNMENT STIF REG CUSIP: 195998B99	428,630,493.010	428,630,493.01	428,630,493.01
NTGI COLTV GOVT STIF REGI STERED CUSIP: 195998BD0	3,230,491.600	3,230,491.60	3,230,491.60
Total United States - USD		3,551,475,747.15	5,177,688,783.19
Total Value of Interest in Common/Collective Trusts		3,551,475,747.15	5,177,688,783.19

Value of Interest in Registered Investment Companies
United States - USD
MFO RESERVE INVT FDS INC T ROWE PRICE GOVT RESERVE FD CUSIP: 76105Y109	3,199,900.390	3,199,900.39	3,199,900.39
Total United States - USD		3,199,900.39	3,199,900.39
Total Value of Interest in Registered Investment Com		3,199,900.39	3,199,900.39

Other
Ireland - USD
HSBC (RYANAIR HOLDINGS PLC) P-NOTE 31/10/2022 SEDOL: BNRRBC3	216,248.000	4,036,128.09	4,036,128.09
Total Ireland - USD		4,036,128.09	4,036,128.09
United States - USD
&&&UBS FINANCIAL SERVICES SDA PARTICIPANT ASSET CUSIP: 000656371	1.000	625,883,620.63	1,494,697,612.56
BRIXMOR PPTY GROUP INC COM CUSIP: 11120U105	188,719.000	3,882,018.88	4,795,349.79
DIAMONDROCK HOSPITALITY CO COM STK CUSIP: 252784301	190,339.000	1,588,476.48	1,829,157.79
HEALTHCARE RLTY TR CUSIP: 421946104	76,186.000	2,329,509.73	2,410,525.04
HIGHWOODS PPTYS INC COM CUSIP: 431284108	50,060.000	2,228,669.22	2,232,175.40
HOST HOTELS & RESORTS INC REIT CUSIP: 44107P104	116,831.000	1,377,107.76	2,031,691.09
MID-AMER APT CMNTYS INC COM CUSIP: 59522J103	16,981.000	2,918,857.71	3,896,120.64
PIEDMONT OFFICE REALTY TRU-A CUSIP: 720190206	88,063.000	1,855,076.70	1,618,597.94
RYMAN HOSPITALITY PPTYS INC COM CUSIP: 78377T107	57,999.000	3,823,790.01	5,333,588.04
1ST INDL RLTY TR INC COM CUSIP: 32054K103	56,904.000	2,104,423.96	3,767,044.80
Total United States - USD		647,991,551.08	1,522,611,863.09
CAD - Canadian dollar	0.000	0.00	0.00
CHF - Swiss franc	0.000	0.00	0.00
DKK - Danish krone	0.000	0.00	0.00
EUR - Euro	0.000	0.00	0.00
JPY - Japanese yen	0.000	0.00	0.00
SEK - Swedish krona	0.000	0.00	0.00
USD - United States dollar	0.000	0.00	0.00
Total - all currencies		0.00	0.00
Total Other		652,027,679.17	1,526,362,101.19

Security Description / Asset ID	Share / Par Value	Historical Cost	Current Value
Other Liabilities
Pending foreign exchange sales: Euro	0.000	-110,207.99	-110,784.72
Pending foreign exchange sales: Japanese yen	0.000	-12,730.61	-12,701.87
Pending trade purchases: Swiss franc	0.000	-69,946.25	-70,433.72
Pending trade purchases: United States dollar	0.000	-348,701.10	-348,701.10
Total - all currencies		-541,585.95	-542,621.41
Total Other Liabilities		-541,585.95	-542,621.41

Payable Other
United States - USD
INVESTMENT MANAGEMENT EXPENSE ACCRUAL CUSIP: 999899537	0.000	0.00	0.00
INVESTMENT MANAGEMENT EXPENSE ACCRUAL SEDOL: 3879785	0.000	0.00	0.00
Total United States - USD		0.00	0.00
Total		5,676,984,643.92	8,844,269,100.55

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the UBS 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS 401(k) Plan

By: _/s/ Michael O’Connor______________

Name:  Michael O’Connor

Title:    Plan Administrator

Date:  June 28, 2022